UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. )*

Summit Midstream Corporation

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

86614G101

(CUSIP Number)

Brian Blakeman

c/o Connect Midstream, LLC

2021 McKinney Ave, Suite 1250

Dallas, Texas 75201

(312) 269-8753

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 2, 2024

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-l(e), 240.13d-l(f) or 240.13d-l(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Names of Reporting Persons Connect Midstream, LLC
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 6,524,467
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 6,524,467
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,524,467 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 37.99% (2)
14.	Type of Reporting Person (See Instructions) OO

(1)	Represents 6,524,467 shares of common stock of the Issuer (“Common Stock”) issuable in respect of an equivalent number of common units (“Common Units”) of the Partnership (as defined below) and class B common stock of the Issuer (“Class B Shares”) beneficially owned by the Reporting Persons.
(2)	Calculated assuming 17,173,152 shares of Common Stock outstanding based upon (i) 10,648,685 Common Stock outstanding as of November 8, 2024, as reported on the in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on November 12, 2024, as increased by (ii) 6,524,467 shares of Common Stock issuable in respect of an equivalent number of Common Units and Class B Shares beneficially owned by the Reporting Persons.

1.	Names of Reporting Persons Tailwater Energy Fund III LP
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 6,524,467
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 6,524,467
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,524,467 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 37.99% (2)
14.	Type of Reporting Person (See Instructions) PN

(1)	Represents 6,524,467 shares of Common Stock issuable in respect of an equivalent number of Common Units of the Partnership (as defined below) and Class B Shares beneficially owned by the Reporting Persons.
(2)	Calculated assuming 17,173,152 shares of Common Stock outstanding based upon (i) 10,648,685 Common Stock outstanding as of November 8, 2024, as reported on the in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on November 12, 2024, as increased by (ii) 6,524,467 shares of Common Stock issuable in respect of an equivalent number of Common Units and Class B Shares beneficially owned by the Reporting Persons.

1.	Names of Reporting Persons Tailwater Capital LLC
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 6,524,467
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 6,524,467
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,524,467 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 37.99% (2)
14.	Type of Reporting Person (See Instructions) OO

(1)	Represents 6,524,467 shares of Common Stock issuable in respect of an equivalent number of Common Units of the Partnership (as defined below) and Class B Shares beneficially owned by the Reporting Persons.
(2)	Calculated assuming 17,173,152 shares of Common Stock outstanding based upon (i) 10,648,685 Common Stock outstanding as of November 8, 2024, as reported on the in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on November 12, 2024, as increased by (ii) 6,524,467 shares of Common Stock issuable in respect of an equivalent number of Common Units and Class B Shares beneficially owned by the Reporting Persons.

1.	Names of Reporting Persons Jason H. Downie
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 6,524,467
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 6,524,467
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,524,467 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 37.99% (2)
14.	Type of Reporting Person (See Instructions) IN

(1)	Represents 6,524,467 shares of Common Stock issuable in respect of an equivalent number of Common Units of the Partnership (as defined below) and Class B Shares beneficially owned by the Reporting Persons.
(2)	Calculated assuming 17,173,152 shares of Common Stock outstanding based upon (i) 10,648,685 Common Stock outstanding as of November 8, 2024, as reported on the in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on November 12, 2024, as increased by (ii) 6,524,467 shares of Common Stock issuable in respect of an equivalent number of Common Units and Class B Shares beneficially owned by the Reporting Persons.

1.	Names of Reporting Persons Edward Herring
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 6,524,467
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 6,524,467
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,524,467 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 37.99% (2)
14.	Type of Reporting Person (See Instructions) IN

(1)	Represents 6,524,467 shares of Common Stock issuable in respect of an equivalent number of Common Units of the Partnership (as defined below) and Class B Shares beneficially owned by the Reporting Persons.
(2)	Calculated assuming 17,173,152 shares of Common Stock outstanding based upon (i) 10,648,685 Common Stock outstanding as of November 8, 2024, as reported on the in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on November 12, 2024, as increased by (ii) 6,524,467 shares of Common Stock issuable in respect of an equivalent number of Common Units and Class B Shares beneficially owned by the Reporting Persons.

Item 1. Security and Issuer

This Schedule 13D (this “Schedule 13D”) relates to the Common Stock of Summit Midstream Corporation (the “Issuer”).

The address of the principal executive offices of the Issuer is 901 Louisiana Street, Suite 4200, Houston, Texas, 77002 and its jurisdiction of incorporation is Delaware.

Item 2. Identity and Background

(a)-(c)

This Schedule 13D is being jointly filed pursuant to a Joint Filing Agreement attached hereto as Exhibit 24 and incorporated herein by reference, by each of the following persons (collectively, the “Reporting Persons”) pursuant to Rule 13d-1(k) promulgated by the Securities and Exchange Commission pursuant to Section 13 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”):

(i)	Connect Midstream, LLC (“Connect Midstream”);
(ii)	Tailwater Energy Fund III LP (“Tailwater Energy”);
(iii)	Tailwater Capital LLC (“Tailwater Capital”);
(iv)	Jason H. Downie; and
(v)	Edward Herring.

The Principal Business of Connect Midstream is to hold the reported securities. The principal business address of Connect Midstream is 2021 McKinney Ave, Suite 1250, Dallas, Texas, 75201. The principal business of Tailwater Energy is to serve as the sole member of Connect Midstream. The principal business of Tailwater Capital is to serve as the sole member of Tailwater GP EF-III GP, LLC (“TW GP EF-III GP, LLC”). Jason H. Downie and Edward Herring are both Managing Partners of Tailwater Capital. The principal office address of Tailwater Energy and Tailwater Capital is 2021 McKinney Ave., Suite 1250, Dallas, Texas 75201.

(d)-(e)

During the last five years, the Reporting Person has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors). During the last five years, the Reporting Person has not been party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

The information set forth in Item 4 of this Schedule 13D is hereby incorporated herein by reference into this Item 3.

Item 4. Purpose of Transaction

Business Contribution Agreement

Pursuant to the Business Contribution Agreement, by and among the Company, Summit Midstream Partners, LP, a Delaware limited partnership (the “Partnership”), and Tall Oak Midstream Holdings, LLC, a Delaware limited liability company (“Tall Oak Parent”), pursuant to which, among other things, Tall Oak Parent contributed all of its equity interests in Tall Oak Midstream Operating, LLC, a Delaware limited liability company (“Tall Oak”), to the Partnership, in exchange for an aggregate amount equal to (i) $425,000,000, consisting of (x) $155,000,000 in cash consideration, subject to certain adjustments contemplated by the Business Contribution Agreement and (y) 7,471,008 Class B Shares and 7,471,008 Common Units plus (ii) potential cumulative earnout payments continuing through March 31, 2026 not to exceed $25,000,000 in the aggregate that Tall Oak Parent may become entitled to receive pursuant to the Business Contribution Agreement subject to Tall Oak and its customers meeting certain development requirements. Upon consummation of the foregoing, the reported securities were distributed by Tall Oak Parent to Connect Midstream.

The foregoing description of the Business Contribution Agreement does not purport to be complete and is qualified in its entirety by the full text of the Business Contribution Agreement, a copy of which is filed as Exhibit 2.1 to the Issuer’s current report on Form 8-K filed with the SEC on October 2, 2024, and is incorporated herein by reference.

Investor Agreement

In connection with closing, Tall Oak Parent and the Company entered into that certain Investor and Registration Rights Agreement, dated as of December 2, 2024 (the “Investor Agreement”), which provides certain rights and obligations with respect to the governance of the Company, including rights to nominate a number of members of the board of directors of the Issuer (the “Board”). In this regard, the Board was increased from seven to eleven directors, and Tailwater Capital elected four directors to the Board, including Jason H. Downie and Edward Herring.

The foregoing description of the Investor Agreement does not purport to be complete and is qualified in its entirety by the full text of the Investor Agreement, a copy of which is filed as Exhibit 10.2 to the Issuer’s current report on Form 8-K filed with the SEC on December 3, 2024 and is incorporated herein by reference.

General

The Reporting Person acquired the securities described in this Schedule 13D for investment purposes, other than as described herein, and intends to review its investments in the Issuer on a continuing basis. The Reporting Person may acquire additional or all securities of the Issuer or retain or sell all or a portion of the securities then held, in the open market or in privately negotiated transactions.

In addition, the Reporting Person and its designees to the Board may engage in additional discussions with management, the Board and securityholders of the Issuer and other relevant parties or encourage, cause or seek to cause the Issuer or such persons to consider or explore extraordinary corporate transactions other than as described in the prior paragraph, such as: a merger, reorganization or other transaction that could result in the de-listing or de-registration of the Common Units; sales or acquisitions of assets or businesses; changes to the capitalization or distribution policy of the Issuer; or other material changes to the Issuer’s business or corporate structure, including changes in management or the composition of the Board.

Item 5. Interest in Securities of the Issuer

(a), (b) and (c)

The information set forth in rows seven through eleven on the cover pages of this Schedule 13D is incorporated by reference into this Item 5.

The reported securities represent 6,524,467 shares of Common Stock issuable in respect of an equivalent number of Common Units and Class B Shares beneficially owned by the Reporting Persons, which represents 37.99% of the shares of Common Stock outstanding as of the date hereof. Such percentage is calculated assuming 17,173,152 shares of Common Stock outstanding based upon (i) 10,648,685 Common Stock outstanding as of November 8, 2024, as reported on the in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on November 12, 2024, as increased by (ii) 6,524,467 shares of Common Stock issuable in respect of an equivalent number of Common Units and Class B Shares beneficially owned by the Reporting Persons.

In this regard, Connect Midstream is the direct holder of 6,524,467 Common Units which are convertible into an equivalent number of shares of Common Stock. Connect Midstream is also the direct holder of 6,524,467 Class B Shares, which do not represent an economic interest in the Issuer but provide holders of Common Units with voting rights. Upon conversion of Common Units into shares of Common Stock, an equivalent number of Class B Shares are forfeited for no consideration.Tailwater Energy is the sole member of Connect Midstream. TW GP EF-III LP is the general partner of Tailwater Energy. TW GP EF-III GP, LLC is the general partner of TW GP EF-III LP. Tailwater Capital LLC is the sole member of TW GP EF-III GP, LLC. Jason H. Downie and Edward Herring are both Managing Partners of Tailwater Capital. As a result of these relationships, each of the foregoing may be deemed to beneficially own the reported securities, provided that neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any of the Reporting Persons or any of the foregoing that it is the beneficial owner of any of the Common Stock referred to herein for the purposes of Section 13(d) of the Act, or for any other purpose.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information contained in Item 4 of this Schedule 13D is hereby incorporated by reference into this Item 6.

Item 7. Material to be Filed as Exhibits

Exhibit 24	Joint Filing Agreement, dated as of December 2, 2024, by and among the reporting persons.

Exhibit 10.1	Business Contribution Agreement dated as of October 1, 2024, by and among the Company, the Partnership and Tall Oak Parent, filed as Exhibit 2.1 to the Issuer’s current report on Form 8-K filed with the SEC on October 2, 2024, and incorporated herein by reference.

Exhibit 10.2	Investor and Registration Rights Agreement, dated as of December 2, 2024, by and among the Company and Tall Oak Parent, filed as Exhibit 10.2 to the Issuer’s current report on Form 8-K filed with the SEC on December 3, 2024 and incorporated herein by reference.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 3, 2024

CONNECT MIDSTREAM, LLC

By:	/s/ Jason H. Downie
	Name:	Jason H. Downie
	Title:	Director

TAILWATER ENERGY FUND III LP

By:	TW GP EF-III LP, its general partner

By:	TW GP EF-III GP, LLC, its general partner

By:	Tailwater Capital LLC, its sole member

By:	/s/ Jason H. Downie
	Name:	Jason H. Downie
	Title:	Managing Partner

TAILWATER CAPITAL LLC

By:	/s/ Jason H. Downie
	Name:	Jason H. Downie
	Title:	Managing Partner

By:	/s/ Jason H. Downie
	Name:	Jason H. Downie

By:	/s/ Edward Herring
	Name:	Edward Herring